UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THE MICHAELS COMPANIES, INC.
(Name of Issuer)

COMMON STOCK, $0.06775 PAR VALUE
(Title of Class of Securities)

59408Q106
(CUSIP Number)

DECEMBER 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59408Q106	13G/A	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Highfields Capital Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		10,857,859
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—0—
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,857,859
WITH	8.	SHARED DISPOSITIVE POWER

		—0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,857,859
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
(SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.99%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No. 59408Q106	13G/A	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Highfields GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		10,857,859
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—0—
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,857,859
WITH	8.	SHARED DISPOSITIVE POWER

		—0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,857,859
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
(SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.99%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No. 59408Q106	13G/A	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathon S. Jacobson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		10,857,859
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—0—
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,857,859
WITH	8.	SHARED DISPOSITIVE POWER

		—0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,857,859
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
(SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.99%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No. 59408Q106	13G/A	Page 5 of 11 Pages

Item 1 (a).	Name of Issuer:

The Michaels Companies, Inc. (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

8000 Bent Branch Drive, Irving, Texas 75063

Item 2 (a).	Name of Person Filing:

This statement is being filed on behalf of each of the following persons:

(i) Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”) and investment manager to private investment funds;

(ii) Highfields GP LLC, a Delaware limited liability company (“Highfields GP”) and the General Partner of Highfields Capital Management;

(iii)

Jonathon S. Jacobson in his capacities as the Managing Member of Highfields GP, which is the general partner of Highfields Capital Management, and as the Chief Investment Officer of Highfields Capital Management.

Highfields Capital Management, Highfields GP, and Mr. Jacobson, are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

This statement relates to shares of common stock of the Issuer (“Common Stock”) held for the account of private investment funds for which Highfields Capital Management acts as investment manager: Highfields Capital I LP, Highfields Capital II LP, Highfields Capital III L.P., and HFLO Partners LP.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

Address for Highfields Capital Management, Highfields GP, and Mr. Jacobson:

c/o Highfields Capital Management LP
200 Clarendon Street, 59th Floor
Boston, Massachusetts 02116

Item 2 (c).	Citizenship:

Highfields Capital Management – Delaware
Highfields GP – Delaware
Jonathon S. Jacobson – United States

Item 2 (d).	Title of Class of Securities:

Common Stock, $0.06775 par value

Item 2 (e).	CUSIP Number:

59408Q106

CUSIP No. 59408Q106	13G/A	Page 6 of 11 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 59408Q106	13G/A	Page 7 of 11 Pages

Item 4.	Ownership.

For Highfields Capital Management, Highfields GP, and Mr. Jacobson:

	(a)	Amount beneficially owned: 10,857,859 shares of Common Stock

	(b)	Percent of class: 5.99%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 10,857,859

		(ii)	Shared power to vote or to direct the vote: -0-

		(iii)	Sole power to dispose or to direct the disposition of: 10,857,859

		(iv)	Shared power to dispose or to direct the disposition of: -0-

CUSIP No. 59408Q106	13G/A	Page 8 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares of Common Stock beneficially owned by Highfields Capital Management, Highfields GP, and Mr. Jacobson are directly owned by certain private investment funds. Highfields Capital Management serves as the investment manager to each of the private investment funds. Each of Highfields Capital Management, Highfields GP and Mr. Jacobson has the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned by the private investment funds. The private investment funds for which Highfields Capital Management acts as investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Highfields Capital Management LP

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 59408Q106	13G/A	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018
Date
HIGHFIELDS CAPITAL MANAGEMENT LP
By: Highfields GP LLC, its General Partner
/s/ Scott D. Pomfret
Signature
Scott D. Pomfret, Authorized Signatory
Name/Title
HIGHFIELDS GP LLC
/s/ Scott D. Pomfret
Signature
Scott D. Pomfret, Authorized Signatory
Name/Title

JONATHON S. JACOBSON
/s/ Scott D. Pomfret*
Signature
Scott D. Pomfret, Attorney in Fact
Name/Title
*by power of attorney

CUSIP No. 59408Q106	13G/A	Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 59408Q106	13G/A	Page 11 of 11 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe such information is inaccurate.

February 14, 2018
Date
HIGHFIELDS CAPITAL MANAGEMENT LP
By: Highfields GP LLC, its General Partner
/s/ Scott D. Pomfret
Signature
Scott D. Pomfret, Authorized Signatory
Name/Title
HIGHFIELDS GP LLC
/s/ Scott D. Pomfret
Signature
Scott D. Pomfret, Authorized Signatory
Name/Title

JONATHON S. JACOBSON
/s/ Scott D. Pomfret*
Signature
Scott D. Pomfret, Attorney in Fact
Name/Title
*by power of attorney